19003224

SEC
Mail Processing
Section

FEB 27 2019

Washington DC
413

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52490

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WELLS, NELSON & ASSOCIATES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

TWO LEADERSHIP SQUARE, 211 N. ROBINSON, SUITE 1600
(No and Street)

OKLAHOMA CITY (City) OK (State) 73102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EDWARD WELLS 405-239-9000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOSS ADAMS LLP
(Name – *if individual, state last, first, middle name*)

8750 N CENTRAL EXPRESSWAY, STE. 300 (Address) DALLAS (City) TX (State) 75231 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Edward F. Wells, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Wells, Nelson & Associates, LLC,

as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman

Title

JOYCE A. SANDERS
Notary Public in and for the
State of Oklahoma
Commission #01004352
My Commission expires 3/13/2021

NOTARY SEAL PUBLIC

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Wells Nelson & Associates, LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of Wells Nelson & Associates, LLC and Subsidiary (the Companies) as of December 31, 2018, the related consolidated statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the *financial statements*). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Companies as of December 31, 2018, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on the Companies' financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Companies' financial statements. The information in Schedule I is the responsibility of the Companies' management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
February 25, 2019

We have served as the Companies' auditor since 2016.

WELLS NELSON & ASSOCIATES, LLC AND SUBSIDIARY

Consolidated Statement of Financial Condition

December 31, 2018

ASSETS

Cash and cash equivalents	$	241,945
Deposits with clearing broker-dealer		1,344,836
Receivable from clearing broker-dealer		4,511
Other receivables		70,132
Interest receivable		36,634
Securities owned at fair value		4,170,092
Furniture, equipment and leasehold improvements, net		84,834
Other assets		14,579
Goodwill		201,580
	$	6,169,143

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable	$	39,047
Payable to clearing broker-dealer		4,098,713
Accrued expenses		194,533
Total liabilities		4,332,293
Members' equity		1,836,850
	$	6,169,143

The accompanying notes are an integral part of these financial statements.

WELLS NELSON & ASSOCIATES, LLC AND SUBSIDIARY

Consolidated Statement of Income

For the Year Ended December 31, 2018

Revenues:		
Brokerage commissions	$	1,011,944
Trading and investment gains		153,267
Underwriting income		1,942,399
Interest		154,825
Municipal advisory fees		747,805
Investment advisory fees		335,515
Distribution fees		245,697
Other		130,694
		4,722,146
Expenses:		
Employee compensation and benefits		3,065,682
Brokerage and clearance fees		190,089
Communications		191,545
Occupancy and equipment costs		343,595
Promotional costs		127,365
Interest		66,816
Data processing costs		50,006
Regulatory fees and expenses		81,553
Errors and bad debt		1,601
Other		243,096
		4,361,348
Net income	$	360,798

The accompanying notes are an integral part of these financial statements.

WELLS NELSON & ASSOCIATES, LLC AND SUBSIDIARY

Consolidated Statement of Changes in Members' Equity

For the Year Ended December 31, 2018

	Number of Units	Members' Equity
Balance, January 1, 2018	1,367	$ 1,996,795
Distributions		(520,743)
Net income		360,798
Balance, December 31, 2018	1,367	$ 1,836,850

The accompanying notes are an integral part of these financial statements.

WELLS NELSON & ASSOCIATES, LLC AND SUBSIDIARY

Consolidated Statement of Cash Flows

For the Year Ended December 31, 2018

Cash flows from operating activities	
Net income	$ 360,798
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Depreciation and amortization	23,106
Changes in operating assets and liabilities:	
Increase in deposits with clearing broker-dealer	(106,979)
Decrease in receivable from clearing broker-dealer	4,362
Decrease in receivable from other broker-dealers	79,174
Increase in other receivables	(13,817)
Increase in interest receivable	(36,272)
Increase in securities owned	(4,028,278)
Increase in other assets	(1,214)
Decrease in accounts payable	(2,334)
Decrease in accrued expenses	(165,635)
Increase in payable to clearing broker-dealer	3,959,449
Net cash provided (used) by operating activities	72,360
Cash flows from investing activities	
Purchase of furniture, equipment and leasehold improvements	(1,594)
Net cash provided (used) by investing activities	(1,594)
Cash flows from financing activities	
Distributions	(520,743)
Net cash provided (used) by financing activities	(520,743)
Net change in cash and cash equivalents	(449,977)
Beginning cash and cash equivalents	691,922
Ending cash and cash equivalents	$ 241,945
Supplemental Disclosures	
Cash paid for:	
Interest	$ 66,816

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Basis of Financial Statement Presentation

The Consolidated Financial Statements include the accounts of Wells, Nelson & Associates, LLC and its wholly owned subsidiary, Taylor Stephens, Inc., in which the firm acquired a 100% ownership. Taylor Stephens, Inc., is a Texas corporation. All material intercompany balances and transactions have been eliminated.

Wells Nelson & Associates, LLC is an Oklahoma limited liability company, formed on February 7, 2000. Two individuals who are members of management and/or employees of the Company, own the majority of the membership interests. The Company shall terminate on February 28, 2050, unless earlier terminated. Profit and loss are allocated and distributions are made to members in accordance with their percentage ownership of outstanding units. The number of membership units authorized must be approved by the majority of the board of members. Each member's liability is limited to its capital account balance. The Company generally makes distributions to its members around March of each year.

Business Combination

Wells, Nelson & Associates, LLC entered into an agreement, effective May 15, 2017, for net consideration of $201,580 in cash whereby it purchased 100% of the outstanding common stock of Taylor Stephens, Inc., a registered investment advisor, in a transaction accounted for as a business combination under accounting principles generally accepted in the United State of America (U.S. GAAP). Net consideration was all allocated to goodwill.

Parent Business Operations

The Company is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") under Rule 15c3-3(k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. In accordance with the provisions of this rule, the Company executes all of its customers' transactions on a fully-disclosed basis, through an unaffiliated clearing broker-dealer, located in Dallas, Texas, which carries the accounts and securities of the Company's customers. Principal business activities are conducting principal and agency transactions and providing underwriting and advisory services for customers primarily located in Oklahoma and Texas.

Subsidiary Business Operations

The wholly owned subsidiary of the Company is an Investment Advisor registered with the Texas State Securities Board and other state's regulators.

Recently Adopted Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Company adopted the provisions of this guidance on January 1, 2018 using the modified retrospective approach. The Company has performed an assessment of its revenue contracts and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of

Note 1 - Summary of Significant Accounting Policies -continued

applying the principals of revenue recognition from ASU 2014-09 and are largely consistent with existing guidance and current practices applied by the Company.

Brokerage Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Trading and Investment Gains

The Company buys and sells securities on behalf of its customers and on behalf of the Company. Each time there is a transaction done, the Company knows the amount of gain or loss realized. This gain or loss is then recorded in the books of the Company. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Underwriting Income

The Company underwrites securities for business entities and governmental entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as a underwriter whether acting alone or in concert with others. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

Municipal Advisory Fees

The Company provides municipal advisory services to various municipalities. The Company is retained to ensure the sale of securities issued by the municipalities. The fee to be paid the Company is not earned unless and until the securities are sold by the municipality. The Company records the fees earned on the date of sale by the municipality.

There is little additional performance required subsequent to the sale that that would require not recognizing the entire fee at the date of sale.

Investment Advisory Fees

The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as

Note 1 - Summary of Significant Accounting Policies -continued

they relate specifically to the services provided in that period, which are distinct from the services provide in other periods.

Distribution Fees

The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, not held for sale in the ordinary course of business.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation. Depreciation is provided principally by accelerated and straight-line methods using estimated useful lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Income Taxes

The Company is treated and taxed as a partnership for federal income tax purposes. Accordingly, any tax liability is the responsibility of the individual members.

The Company applies FASB ASC 740-10 relating to accounting for uncertain tax positions. ASC 740-10 prescribes a recognition threshold and measurement process for accounting for uncertain tax positions and also provides guidance on various related matters such as derecognition, interest, penalties, and disclosures required. The Company does not have any uncertain tax positions.

The Company's income tax returns are subject to examination over the statutes of limitations, generally three years from the date of filing.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Note 1 - Summary of Significant Accounting Policies -continued

Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in the business combination discussed above. The Company has one reporting unit based on guidance in U.S. GAAP. Goodwill is expected to be deductible for tax purposes.

Goodwill impairment is assessed at least annually or more often upon the occurrence of an indicator of impairment. In evaluating goodwill for impairment, the Company has the option to make a qualitative evaluation about the likelihood of goodwill impairment to determine whether it should calculate the fair value of a reporting unit. If fair value of the reporting unit is calculated and it is less than its carrying value, the Company is required to go to the second step. The second step involves allocating the calculated fair value to all of the assets and liabilities of the reporting unit as if the calculated fair value was the purchase price in a business combination. This allocation would include assigning value to any previously unrecognized intangible assets. The impairment is measured by comparing the implied fair value of the Company's goodwill with its carrying amount and an impairment loss may be recognized up to that excess. Based on the results of a qualitative evaluation, the Company determined that no impairment existed at December 31, 2018.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases, which establishes a right-of-use model that requires a lessee to record a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with the classification affecting the pattern of expense recognition in the statement of operations. The Company expects to adopt the provisions of this guidance on January 1, 2019. The right of use asset and corresponding lease liability for these leases will be recognized on the Company's balance sheet upon adoption. The Company is evaluating the impact that ASU 2016-02 will have on its related disclosures

Note 2 - Deposits with and Receivable from Clearing Broker-Dealer

Deposits with clearing broker-dealer include cash required to be maintained at the clearing broker-dealer for clearing and trading activities. Receivable from clearing broker-dealer is comprised of commissions, trading profits, and other items. Such amounts are normally collected between five and thirty-five days after month end.

Note 3 - Receivable from Other Broker-Dealer

Receivable from other broker-dealers include underwriting fees from securities offerings in which the Company acts as an underwriter. Such amounts are normally collected within thirty days after month end. There were no such receivables at December 31, 2018.

Note 4 - Securities Owned

Securities owned at fair value as of December 31, 2018 are considered trading securities and consist of state and municipal obligations. In accordance with U.S. GAAP, the Company categorizes its financial instruments recorded at fair value into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Note 4 - Securities Owned -continued

Financial assets and liabilities recorded on the Statement of Financial Condition are categorized based on the inputs to the valuation techniques as follows:

Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Financial assets and liabilities whose value are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3 - Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's judgment about the assumptions a market participant would use in pricing the asset or liability.

State and municipal obligations consist of debt securities that are valued based on quotations received from dealers who make markets in such securities or by independent pricing services. These pricing services generally utilize matrix pricing which considers yield or price of bonds of comparable quality, coupon, maturity and type as well as dealer supplied prices.

The following table presents the fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2018.

	Securities Owned		
	Level 1	Level 2	Level 3
State and municipal obligations	$ 0	$4,170,092	$ 0
Total	$ 0	$ 4,170,092	$ 0

The Company did not hold any financial liabilities at fair value at December 31, 2018.

Note 5 - Furniture, Equipment and Leasehold Improvements

A summary of furniture, equipment and leasehold improvements at December 31, 2018 is as follows:

Furniture and fixtures	$ 347,220
Equipment	239,971
Leasehold improvements	125,353
	$ 712,544
Less: accumulated depreciation and amortization	627,710
	$ 84,834

Note 6 - Leases

The Company's facilities and certain equipment are leased under various operating leases with initial noncancelable terms in excess of one year. Rental expense related to facilities and equipment amounted to $273,667 during 2018.

The following are the minimum lease payments that will have to be made in each of the years indicated based on operating leases in effect as of December 31, 2018:

Year Ending December 31,	
2019	$ 177,359
2020	112,384
2021	113,908
2022	109,262
2023	6,545
Total minimum lease payments	$ 519,458

Note 7 - Net Capital Requirements and Exemptive Provisions

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $1,164,357, which was $1,064,357 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital ratio was 0.20 to 1.

The Company is exempt from the Securities and Exchange Commission Customer Protection Rules (SEC Rule 15c3-3), which relate to reserves and custody of securities, under section (k)(2)(ii) of this rule.

Note 8 - Defined Contribution Plan

The Company adopted a 401(k) profit sharing plan covering all eligible employees, effective January 1, 2003. Participants may make deferral contributions up to the annual maximum amount allowed by the Internal Revenue Code. The Company may also make discretionary contributions and safe harbor matching contributions. The Company paid administrative costs of $1,250 and made matching contributions of $95,825.

Note 9 - Commitments and Contingent Liabilities

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company is required to indemnify its clearing broker/dealer if a customer fails to settle a securities transaction, according to its clearing agreement. Management was neither aware, nor had it been notified of any potentially material indemnification loss at December 31, 2018.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant risk.

Note 10 - Subsequent Events

The Company's owners have entered into an agreement to sell the Company to D. A. Davidson. It is anticipated the transfer will be effective March 31, 2019.

Supplemental Information Pursuant to Rule 17a-5
of the Securities Exchange Act of 1934, as of
December 31, 2018

Schedule I

WELLS NELSON & ASSOCIATES, LLC AND SUBSIDIARY
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2018

Computation of Net Capital

Total members' equity qualified for net capital		$ 1,836,850
Deductions and/or charges		
Non-allowable assets:		
Furniture, equipment and leasehold improvements	$ 84,834	
Net assets in subsidiary	41,432	
Other receivables	70,132	
Goodwill	201,580	
Other assets	14,579	(412,557)
Net capital before haircuts on securities positions		1,424,293
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		
Debt securities	249,474	
Undue Concentration	10,462	259,936
Net capital		$ 1,164,357

Aggregate Indebtedness

Items included in statement of financial condition	
Accounts payable	$ 39,047
Accrued expenses	194,533
Total aggregate indebtedness	$ 233,580

Schedule I (continued)

WELLS NELSON & ASSOCIATES, LLC AND SUBSIDIARY
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2018

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	15,572
Minimum dollar net capital requirement of reporting broker or dealer	$	100,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$	100,000
Net capital in excess of minimum required	$	1,064,357
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$	1,044,357
Ratio: Aggregate indebtedness to net capital		0.20 to 1

Reconciliation with Company's Computation

There were no material differences in this computation of net capital and the corresponding computation prepared by the Company and included in the unaudited Form X-17A-5 Part II FOCUS Report filing as of the same date

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Wells Nelson & Associates, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Wells Nelson & Associates, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Wells Nelson & Associates, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the exemption provisions) and (2) Wells Nelson & Associates, LLC stated that Wells Nelson & Associates, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Wells Nelson & Associates, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Wells Nelson & Associates, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
February 25, 2019

WELLSNELSON&ASSOCIATES
INVESTMENT BANKING

EXEMPTION REPORT

DECEMBER 31, 2018

Comes now the firm and makes the following statements that we believe are true and accurate to the best of our knowledge and belief:

1. The firm is exempt from Rule 15c3-3 under Section (k)(2)(ii), in which all transactions are cleared through another broker-dealer on a fully disclosed basis.
2. The firm met the identified exemption provision throughout the most recent fiscal year without exception.

Edward F. Wells
Chairman

211 NORTH ROBINSON, TWO LEADERSHIP SQUARE, SUITE 1600, OKLAHOMA CITY, OKLAHOMA 73102 TEL (405) 239-9000 FAX (405) 228-1062
DALLAS • LITTLE ROCK • OKLAHOMA CITY • TULSA

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING

AGREED-UPON PROCEDURES

DECEMBER 31, 2018

MOSSADAMS

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board Directors
Wells Nelson & Associates, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Wells Nelson & Associates, LLC (Company) and the Securities Investor Protection Corporation (SIPC), solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the total revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the total revenue amounts reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and,
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC, and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Dallas, Texas
February 25, 2019

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 12/31/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

12*12*******2324*******************MIXED AADC 220
52490 FINRA DEC
WELLS NELSON & ASSOCIATES LLC
TWO LEADERSHIP SQ
211 N ROBINSON AVE STE S1600
OKLAHOMA CITY, OK 73102-7175

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Edward Wells
(405) 239-9000

2. A. General Assessment (item 2e from page 2) $ 6,352.00

B. Less payment made with SIPC-6 filed (exclude interest) (3,276.00)
07/30/2018
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 3,076.00

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 3,076.00

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $______

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Wells Nelson & Associates, LLC
(Name of Corporation, Partnership or other organization)

Edward F. Wells [signature]
(Authorized Signature)

Chairman
(Title)

Dated the 25 day of February, 2019.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2018
and ending 12/31/2018

Item No.		Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 4,722,146
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		245,697
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		174,824
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		
(Deductions in excess of $100,000 require documentation)		
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 66,816	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$	
Enter the greater of line (i) or (ii)		66,816
Total deductions		487,337
2d. SIPC Net Operating Revenues		$ 4,234,809
2e. General Assessment @ .0015		$ 6,352
		(to page 1, line 2.A.)